EXHIBIT 99.1

ANNUAL GENERAL MEETING AND SPECIAL SHAREHOLDERS’ MEETING OF
CENTRAL PUERTO S.A. N0. 80

On September 30, 2022, at 11:10 a.m., the Chairman of CENTRAL PUERTO SOCIEDAD ANÓNIMA (the “Company” or “CPSA”, indistinctly), Miguel DODERO, who is in the City of Buenos Aires, grants the floor to Mr. Secretary so as to commence the Annual General Meeting and the Special Shareholder’s Meeting (hereinafter, the “Meeting”). Mr. Leonardo Marinaro, acting in his capacity as Secretary, takes the floor and informs that the Meeting is held remotely through the use of the videoconference system provided by ZOOM in accordance with Section 14 of the Bylaws and the regulations in force. Afterwards, Mr. Secretary informs that this Meeting is held with the presence of Mr. Marcos Palomba, representing Comisión Nacional de Valores (“CNV”), and that there is no representation for Bolsas y Mercados Argentinos S.A. (“BYMA”). Furthermore, he informs that the following directors, apart from Mr. Chairman, are present: José Luis Morea, Martin Lhez, Martina Blanco, Marcelo Suva, Ignacio Villamil, Mario Elizalde, Jorge Villegas, and Guillermo Rafael Pons. In addition, the Meeting is held with the presence of the members of the Statutory Audit Committee: Juan Antonio Nicholson and Eduardo Antonio Erosa. Moreover, he informs that Directors Tomas White and Diego Petracchi, and Mr. Carlos César Adolfo Halladjian —member of the Statutory Audit Committee— informed they would not attend the Meeting. Mr. Marinaro proceeds to put on record that 40 shareholders are present, 32 by proxy and 8 on their own behalf, which in total represent 1,244,070,826 common shares carrying 1 (one) vote each and with a nominal value of Ps.1. Such shares represent a total capital of $1,244,070,826 with right to 1,244,070,826 votes and they represent 82.17% of the current capital stock of 1,514,022,256 and of the total outstanding shares with right to vote. The shares, votes, names of the Shareholders and their proxies, domiciles and identity documents shall be duly recorded in the Shares and Meetings Attendance Book and, and the signature therein shall be arranged with whom it may correspond. It is put on record that the shares certificates have been submitted pursuant to section 238 of the Argentine Business Entities Act No. 19550 (“LGS”), CNV Regulations (Restated text 2013), Resolution No. 622/2013 as amended (“CNV regulations”), and CNV General Resolution No. 830. In order to enable the smooth development of the Meeting, Mr. Secretary requests Shareholders to follow the following instructions: 1) Acting capacity: Unless otherwise stated, the intervention of each of the proxies of the shareholders in this Meeting shall be considered on behalf of such shareholder or shareholders they represent as per the Shares and Meetings Attendance Book. 2) To ask for the floor: To raise the physical hand in front of the camera and send a message through the chat asking for the floor. Then, the Chairman shall determine the granting of the floor to the shareholders or proxies, identifying them, in order to ensure the order of the act. 3) To cast the vote: To keep the order, the Chairman, at the moment of voting, and after the first motion is presented, shall ask each of the shareholders and/or their proxy about their vote, identifying each of them with their full name in order to cast the vote. The same will be performed for each motion proposed. 4) Finally, due to the number of participants, the Secretary asks the participants to mute their microphones, except when they want to participate, motion and/or vote, pursuant to the previous instructions; and he requests them to activate the cameras on their devices. After this, the Chairman takes the floor and informs that the legal quorum to hold the Meeting validly is present, the Meeting commences and the first item on the Agenda is placed for consideration: 1) APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: The shareholder José Luis D’Odorico’s proxy takes the floor and proposes the appointment of the proxy of shareholder BONCAMPO S.A. and the proxy of shareholder CINCO VIENTOS URUGUAY S.A. to sign the minutes of this Meeting. Then, the proxy of shareholder ANSES FGS -Ley 26 425 (“Anses”) takes the floor and proposes its appointment to sign the Minutes on behalf of the mentioned shareholder. The motion is put to vote. Then, the proxy of shareholder Citibank N.A. – Central Puerto S.A. due to holdings abroad (“Citibank”) asks for the floor and states it issues 332,307,780 positive votes towards the motion of shareholder D’Odorico’s proxy; 8,330 negative votes and that it abstains from casting 110,580 votes. Afterwards, the proxy of shareholder Argentine Government -Secretariat of Energy (“Argentine Government”) takes the floor and states it votes in favor of shareholder ANSES motion. Then, each of the remaining shareholders cast their affirmative votes towards the motion of shareholder José Luis D’Odorico’s proxy. In virtue thereof, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder Citibank with 8,330 votes, of the Argentine Government with 124,949,112 votes and ANSES with 27,992,640 votes, and the abstention of Citibank of 110,580 votes. Then, the second item on the Agenda is put to vote: 2) AMENDMENT OF SECTION 4 OF THE COMPANY’S BYLAWS ON CORPORATE PURPOSE AND OF SECTION 17 OF THE COMPANY’S BYLAWS ON BOARD OF DIRECTORS FORMATION AND APPOINTMENT OF ITS MEMBERS. ADDITION OF SECTION 39 AS A TRANSITORY PROVISION OF THE COMPANY’S BYLAWS. In this regard, Mr. Chairman informs that considering the challenges of a changing context, the Company’s Board of Directors considered it was convenient to expand the Company's corporate purpose so as to diversify its activity, to start exploring business opportunities in the mining, forestry, agricultural, and oil & gas activities, as well as investing in Companies. Therefore, they deemed it necessary to amend Section 4 of the Bylaws regarding corporate purpose so that CPSA is allowed to perform all the acts necessary regarding those activities in case it has the opportunity. The corporate purpose amendment proposal aligns to the global tendency to develop innovative projects aimed at improving environmental performance of companies and at contributing to the decarbonisation global objectives. The inclusion of these supplementary activities will permit the Board of Directors to explore new models towards greater commitment to reduce the impact on the environment from its operations, to include green energy in its processes and to boost sustainable investments. All this so as to offset carbon footprint. Moreover, so as to adequate the formation of the Board of Directors to similar companies, both at the local and international sector, and so as to provide continuity and stability in the Company’s Management, the Company’s Board of Directors has proposed the convenience of amending Section 17 of the Bylaws in order to reduce the number of directors and to extend their time in office. To such end, they have proposed to fix the number of Board of Directors’ members at 9 (nine), with a scaled renewal by thirds, which will permit an organized transitions when time in office expires and will provide continuity in management. In such case, until the next Annual General Meeting considering financial statements as of December 31, 2022, the Board of Directors will keep its current formation of 11 (eleven) members and 11 (eleven) deputy members. In the Annual General Meeting considering the annual financial statements as of December 31, 2022 and through which the authorities of the Board of Directors will be appointed so as to comply with Section 17 of the Company’s Bylaws, the directors will be appointed with differentiated duration so that in future appointments the partial and scale renewals scheme stated by such section can be applied, stating which directors will be appointed for one, two or three fiscal years, depending on the case. As a consequence of the foregoing, a proposal to amend the Company's Bylaws was drafted and submitted before CNV, and such received no objection from such Commission. Such proposal was made available to shareholders as from September 12, 2022. Then, the shareholder D’Odorico’s proxy takes the floor and proposes the following: 1) To amend Section 4 of the Company’s Bylaws as follows: SECTION 4: Subject to the applicable legal and regulatory framework, the Company’s purpose will be, whether on its own behalf or through third parties or associated with third parties, to perform the following activities in the Argentine Republic or abroad: a) production, transformation, transport, distribution and trade of electrical energy in all its forms, including but not limited to thermoelectric energy from non-renewable fuels (such as coal, derivatives of oil, natural gas and uranium) and renewable fuels or from energetically usable waste; hydroelectric energy (including mini and micro power stations), thermonuclear energy, wind energy, geothermal energy, marine energy (tidal and wave energy, and from ocean currents, ocean thermal, osmosis), solar energy (photovoltaic and thermal energy) and bioenergy (plant and animal biomass); b) production, development, projection and execution of projects related to capturing and/or reducing carbon emissions, including the emission, negotiation, purchase and sale, etc. of certificates, and any associated or related activity; c) production, storing and use of hydrogen technologies in all its energetic possibilities; d) prospection, exploration, exploitation, processing, purification, transformation, refining, industrialization, storing, trade, transport, distribution, import and export of liquid hydrocarbons (such as oil) and/or gaseous hydrocarbons (such as natural gas), minerals (such as mineral coal) and metals (such as uranium and lithium), and its direct or indirect derivatives; e) production and exploitation of raw material for the production of biofuels (biodiesel and bioethanol), including the production, storing, trade, distribution and transport; f) processing, storing, trade, distribution and transport and/or use of the following: (i) agro waste and urban solid waste as renewable energy source, and (ii) common and special waste (solid, semisolid and liquid) as energy source); g) obtaining, storing, trade, distribution, transport and/or use of biogas as renewable energy source; h) processing of raw material of fossil fuels (natural gas, raw gasoline) for obtaining basic petrochemical products (syngas, benzene, toluene), intermediate petrochemical products (ammonia, ethanol, methanol, ethylbenzene) and final pertrochemical products (fertilizers, resins, polyurethanes, detergents, PET); i) research and development of energy technologies; j) development, investment and exploitation of all types of entrepreneurship and direct, related and supplementary activities, related to the agro and forestry production, and its direct and indirect derivatives, k) acquisition and management of interests in companies and investments in companies formed in Argentina or abroad. In relation to the described activities and within the limits established in this corporate purpose, the Company shall have full legal capacity to (i) acquire rights, undertake obligation and exercise any act not prohibited by law or by the Bylaws, and any other applicable regulation; (ii) fund, form, associate with or participate in legal entities of all type formed or to be formed in Argentina or abroad through any means, including but not limited to capital contributions, purchase of shares, bonds, debentures, corporate bonds and other credit titles or public or private securities; and  (iii) render services and/or exercise representation, commissions, consignments, services and/or powers or attorney on its own behalf or in favor of third parties.

2) To amend Section 17 of the Company’s Bylaws as follows: SECTION 17: a) Management of the Company shall be in charge of a Board of Directors formed by nine members and the same number (or lower) of deputy members. b) The members of the Board of Directors shall be in office during three fiscal years, and they will be renewed in thirds. c) In no case, will less than 3 directors be renewed in each case. d) Shareholders shall have the right to choose a third of the vacancies to be filled in the Board of Directors through cumulative voting as per Section 263 of the Argentine Business Entities Act. In the latter case, the voting result shall be counted per candidate, specifying the number of votes corresponding to each of them. 3) To add to TRANSITORY PROVISIONS SECTION 39: Until the next Annual General Meeting that will consider the financial statements closed on December 31, 2022 and the appointment of members of the Board of Directors due to the end of their term in office, the Board of Directors will keep its current formation with 11 (eleven) members and 11 (eleven) deputy members. In the mentioned Annual General Meeting, through which the authorities of the Board of Directors will be appointed so as to comply with Section 17 of the Company’s Bylaws, the directors will be appointed with differentiated duration so that in future appointments the partial and scale renewals scheme stated by such section can be applied, stating what directors will be appointed for one, two or three fiscal years. The motion of shareholder D’Odorico’s proxy is put to vote. Then, the proxy of shareholder Citibank takes the floor and states it issues 323,544,890 positive votes towards the motion of shareholder D’Odorico’s proxy; 1,308,520 negative votes and that it abstains from casting 7,573,280 votes. Then, the proxy of shareholder ANSES takes the floor and states it votes against the proposal by shareholder D’Odorico. Then, the proxy of shareholder Argentine Government takes the floor and states it votes against the proposal by shareholder D’Odorico. Then, each of the remaining shareholders cast their affirmative votes towards the motion of shareholder José Luis D’Odorico’s proxy. In virtue thereof, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder Citibank with 1,308,520 votes, of the Argentine Government with 124,949,112 votes and ANSES with 27,992,640 votes, and the abstention of Citibank of 7,573,280 votes. Then, the third item on the Agenda is put to vote: 3) RECTIFICATION OF THE AGREED DESTINATION WHEN FORMING THE OPTIONAL RESERVE. The Chairman takes the floor and informs that during the Shareholders’ Meeting held on April 29, 2022, shareholders decided, among others, to rectify the destination agreed when forming the Optional Reserve and assign it indistinctly to the following: (a) investment projects already committed; and/or (b) future investments related to new projects approved by the Board of Directors; and/or (c) payment of dividends based on the evolution of the Company’s financial position and the provisions of the Company’s Dividends Distribution Policy in force; and/or (d) the absorption of actual and future losses. Then, the proxy of shareholder D’Odorico takes the floor and motions to rectify the destination agreed when forming the Optional Reserve and assign it indistinctly to the following: (a) investment projects already committed; and/or (b) future investments related to new projects approved by the Board of Directors; and/or (c) acquisition of shares from the Company; and or (d) payment of dividends based on the evolution of the Company’s financial position and the provisions of the Company’s Dividends Distribution Policy in force; and/or (e) the absorption of actual and future losses. The motion of shareholder D’Odorico’s proxy is put to vote. Then, the proxy of shareholder Citibank takes the floor and states it issues 309,111,430 positive votes towards the motion of shareholder D’Odorico’s proxy; 1,374,430 negative votes and that it abstains from casting 21,940,830 votes. Then, the proxy of shareholder ANSES takes the floor and states it votes against the proposal by shareholder D’Odorico. Then, the proxy of shareholder Argentine Government takes the floor and states it votes against the proposal by shareholder D’Odorico. Then, each of the remaining shareholders cast their affirmative votes towards the motion of shareholder José Luis D’Odorico’s proxy. In virtue thereof, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder Citibank with 1,374,430 votes, of the Argentine Government with 124,949,112 votes and ANSES with 27,992,640 votes, and the abstention of Citibank of 21,940,830 votes. Then, the fourth item on the Agenda is put to vote: 4) GRANTING OF AUTHORIZATIONS. The proxy of shareholder D’Odorico takes the floor, motions and votes to authorize the Charmain and/or whom he may assign and/or José Manuel Pazos, and/or Leonardo Marinaro and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Mariano Luchetti, and/or María Lucila Winschel, and/or Jose María Bazan, and/or Santiago Youssef Rameh El Chaer, and/or Milagros Marini, and/or Ezequiel Castello and/or Lucía Perondi, so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies, including but not limited to CNV, BYMA, Mercado de Valores de Buenos Aires, Caja de Valores, Inspección General de Justicia (“IGJ”, Business Entities Registry for the City of Buenos Aires) (as per Section 37 of General Resolution IGJ No. 7/2015), and any other competent supervision entity, being able to sign any submission and/or form, notice, notices required by law, affidavits, access files and answer in proceedings, advance the proceedings and perform all necessary to obtain the recordings and respective approvals. The motion of shareholder D’Odorico’s proxy is put to vote. Then, the proxy of shareholder Citibank takes the floor and states it issues 332,004,630 positive votes towards the motion of shareholder D’Odorico’s proxy; 19,060 negative votes and that it abstains from casting 403,000 votes. Then, the proxy of shareholder ANSES takes the floor and states it abstains from voting the proposal by shareholder D’Odorico. Then, the proxy of shareholder Argentine Government takes the floor and states it abstains from voting the proposal by shareholder D’Odorico. Then, each of the remaining shareholders cast their affirmative votes towards the motion of shareholder José Luis D’Odorico’s proxy. In virtue thereof, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder Citibank with 19,060 votes, and the abstention of Shareholder Citibank of 403,000 votes, the abstention of shareholder ANSES of 27,992,640, and the abstention of the Argentine Government of 124,949,112 votes. Juan Nicholson, member of the Company’s Statutory Audit Committee, takes the floor and states that, taking into consideration the holding the Meeting remotely and in view of the regulations and bylaws provisions in force, he puts on record that the Meeting was held in compliance of such provisions and that decisions were taken correctly. There being no further business to discuss, Mr. Chairman expressed his gratitude for the attendance of all present, and the meeting was adjourned at 12.25 p.m. Below and complying with Title II, Chapter VIII, Section IV, article 23, paragraph d) of CNV Regulations, the votes of Citibank in its capacity as depositary are detailed for each item:

AGENDA	NEGATIVE	POSITIVE	ABSTENTION	TOTAL
1	8,330	332,307,780	110,580	332,426,690
2	1,308,520	323,544,890	7,573,280	332,426,690
3	1,374,430	309,111,430	21,940,830	332,426,690
4	19,060	332,004,630	403,000	332,426,690